                      U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

[X] Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
       For Period Ended:  December 31, 2000
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       [  ] Transition Report on Form 10-K
       [  ] Transition Report on Form 20-F
       [  ] Transition Report on Form 11-K
       [  ] Transition Report on Form 10-Q
       [  ] Transition Report on Form N-SAR

       For the transition period ended.................................
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       READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:.........................
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PART I - REGISTRANT INFORMATION
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     Full Name of Registrant     Sierra Pacific Development Fund
     Former name if applicable   N/A

     Address of Principal Executive Office (Street and Number)
     5850 San Felipe, Suite 450, Houston, Texas 77057
     ...........................................................................
          City, State and Zip Code
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PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(bb), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

THE REGISTRANT IS REVIEWING SPECIFIC ISSUES CONCERNING ITS 2000 FORM 10-K. THE REGISTRANT ANTICIPATES THESE ISSUES WILL BE RESOLVED IN A TIMELY MANNER.

PART IV - OTHER INFORMATION

    (1) Name and Telephone number of person to contact in regard to this notification

        Anthony Eppolito            (713)                 706-6271
 ................................................................................
            (Name)                (Area Code)         (Telephone Number)

    (2)  Have all other periodic reports required under section 13 or 15(d)
of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).                         [X]  Yes     [ ]   No

    (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                          [X]  Yes     [ ]   No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT ANTICIPATES NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2000 WILL BE APPROXIMATELY $232,000 COMPARED TO $84,000 FOR THE YEAR ENDED DECEMBER 31,
1999.   THE INCREASE IN LOSS IS PRIMARILY DUE TO AN INCREASE IN INTEREST
EXPENSE ASSOCIATED WITH THE REFINANCING OF THE REGISTRANT'S MORTGAGE LOAN.
IN JANUARY 2000, THE REGISTRANT PAID ITS LOAN BALANCE DUE TO HOME FEDERAL SAVINGS AND ENTERED INTO A NEW LOAN AGREEMENT WITH GENERAL ELECTRIC CAPITAL CORPORATION ("GECC") FOR $4,250,000. THE LENDER FUNDED $4,050,000 WAS FUNDED AT CLOSING AND HELD BACK $200,000 TO BE DRAWN UPON TO HELP FINANCE FUTURE TENANT IMPROVEMENTS AND LEASING COSTS. THE LOAN BEARS INTEREST AT 2.75% ABOVE THE GECC COMPOSITE COMMERCIAL PAPER RATE. PRINCIPAL AND INTEREST PAYMENTS ARE DUE MONTHLY BASED ON A 30-YEAR AMORTIZATION. THE LOAN MATURES JANUARY 31, 2005.

SIERRA PACIFIC DEVELOPMENT FUND
 ......................................................................
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 3, 2001                 By:  /s/ Thomas N. Thurber
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                                          Thomas N. Thurber
                                          President and Director
                                          S-P Properties, Inc., General Partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)